Exhibit 99.1

NASDAQ: MOKO

ASX: MKB - Media Release:

February 10, 2015

MARKET UPDATE – PAID CONTENT SYNDICATION PARTNERSHIP

•   CONTENT SYNDICATION DEAL WITH ONE OF NEW YORK’S LARGEST NEWS PUBLISHERS, THE NEW YORK POST

MOKO SOCIAL MEDIA LIMITED NASDAQ: MOKO ASX: MKB Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

MOKO Social Media Limited (NASDAQ:MOKO, ASX:MKB) and the New York Post have reached an agreement for MOKO’s Blue Nation Review (BNR) political news site to provide monthly content syndication in which the New York Post will provide BNR content with attribution.

BNR will provide content from its own sites, via a proprietary content feed dashboard, that will allow New York Post to syndicate upcoming election news and stories on various potential candidates and other breaking news on Capital Hill. The New York Post will pay MOKO a monthly syndication fee.

“This new deal confirms the content from Blue Nation Review is not just timely, but relevant and with a voice that wants to be heard,” stated Ian Rodwell, CEO of MOKO Social Media.

“We continue to be very pleased with our audience growth and that much larger and more established national media brands are recognising that BNR is an important voice in the US political scene, but more importantly are willing to pay for MOKO’s content.”

The initial agreement is for 12 months and will focus on the coming Presidential primaries and the 2016 election cycle. We expect that this is just the first of several content syndication deals with prominent digital and traditional publishing brands that MOKO hopes to announce in coming months.”

New York Post is part of News Corp and is one of America’s oldest newspapers having been established in 1801.

For more information contact:

Australia:

Rudi Michelson

Monsoon Communications

03 9620 3333

rudim@monsoon.com.au

About MOKO SOCIAL MEDIA Limited

MOKO identifies large user groups around common interests and provides them with tailored mobile applications with information relevant to their common interest. These are developed by MOKO and provided at no charge to these groups or their members, in return for exclusive access and advertising rights.

MOKO’s flagship mobile app is REC*IT: an application launching at more than 800 US colleges and universities that provides information about campus sports and recreational activities. Whether students are spectators or participants of campus sports, clubs and societies, this app provides the specific information they need, together with social functionality such as team chat.

In May 2014 MOKO launched Bluenationreview.com (BNR), which has grown to become one of the most visited active political groups on Facebook in the US. A new non-partisan user-generated political app called VOYCIT will also soon be launched. MOKO’s app for US recreational runners is called RunHaven and contains event, training, dietary and other runner-relevant information. A further asset is news and entertainment app Tagroom.com and its Gen Y investment portal Tagroom Success.

MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.